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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934



                                AIRBOMB.COM INC.
         --------------------------------------------------------------

                 (Name of Small Business Issuer in its Charter)



              DELAWARE                                51-0401121
                                                      ----------
     (State or Other Jurisdiction of                (IRS Employer
     Incorporation or Organization)               Identification No.)

          505 - 1155 Robson Street, Vancouver, British Columbia V6E 1B5
          (Address of Principal Executive Offices)          (Zip Code)


                                 (604) 689-1659
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                     Name of Each Exchange on Which
         to be so Registered                     Each Class is to be Registered
         ----------------------------             --------------------------

         Common Stock, $.001 par value               NASDAQ (NASD OTC)

Securities to be registered under Section 12(g) of the Act:

         Common Stock, $.001 par value
         ---------------------------------------
                  (Title of Class)


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                                     PART I

The Company is filing this Form 10-SB on a voluntary basis to: (1) provide current, public information to the investment community, (2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities, and (3) to comply with prerequisites for listing of the Company's securities on the NASD OTC Bulletin Board. In the event the Company's obligation to file periodic reports under the Exchange Act is suspended, the Company reserves the right to reevaluate whether to continue filing periodic reports on a voluntary basis.


ITEM 1 (Item 6, SEC Form 1-A, Model B)
DESCRIPTION OF BUSINESS

                           FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The words anticipate, believe, expect, plan, intend, estimate, project, could, may, foresee, and similar expressions are intended to identify forward-looking statements. These statements include information regarding expected development of the Company's business, lending activities, relationship with clients, and development of the industry in which the Company will focus its marketing efforts. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation, the risks described in Risk Factors. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.


                                     GENERAL

airbomb.com Inc. ("Airbomb" or the "Company") was originally incorporated on January 22, 1987 in British Columbia, Canada, and was formerly known as Manhattan Mineral Corp., Safety-Ject Medical Products Ltd., Specialty Medical Products Inc., Fedora Industries Inc., and Airbomb.com Marketing Ltd. From its inception through 1997, the Company was mainly engaged in the development and marketing of products for the medical industry. These endeavors did not prove to be particularly successful. In October 1997, the Company changed its name to "Fedora Industries Inc." and sought a new business direction.

In late 1999, the Company acquired Sportslink Direct Marketing Ltd. ("Sportslink"), a private company engaged in the business of retailing sporting goods, specifically bicycles and outdoor sporting goods, through the Internet via its web site located at www.airbomb.com. Sportslink was incorporated on June 19, 1997 and has a short operating history. Sportslink had sales of U.S. $346,647 in its first full fiscal year of operation ended March 31, 1999.

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All of the Company's resources are now devoted to the operation and development of the Sportslink business. The following discussion pertains to that business.

On February 16, 2000, the Company's shareholders approved a "continuance" (re-incorporation) from the Province of British Columbia to the State of Delaware and a change of the Company's name to more accurately reflect the business in which it is now engaged. The Company changed its name to Airbomb.com Marketing Ltd. on February 21, 2000. The filing of a certificate of domestication and a certificate of incorporation with the Delaware Secretary of State was completed on May 9, 2000, and the Company is now a Delaware corporation called AIRBOMB.COM INC.

Airbomb's executive offices are located at 505 - 1155 Robson Street, Vancouver, British Columbia, V6E 1B5; telephone number (604) 689-1659 or 1-800-639-0544. Airbomb also has offices located at 145 Tyee Drive, Point Roberts, Washington 98281.

Airbomb's fiscal year end is March 31.

Airbomb is a public company currently trading on the Canadian Venture Exchange (CDNX SYMBOL: AIR).

Airbomb markets products, specifically bicycles and related equipment acquired from a variety of suppliers at discount prices. The Company also distributes its own "Airbomb" line of products, which are products acquired at a significant discount from established manufacturers and labeled with the Company's "Airbomb" private label or co-branded. In addition, the Company has recently commenced Internet sales of premium sunglasses through its www.airbomb.com web site, and has opened a second related e-commerce store at www.sunbomb.com exclusively devoted to the sale of these products. Airbomb has also opened a secure, password-operated web site for business to business ("B2B") e-commerce, catering to sporting goods retailers and other e-commerce sites.

                          PRINCIPAL PRODUCTS & SERVICES

Airbomb's products are comprised of high-end bicycles and bicycle components, together with a limited line of outdoor sporting goods. The Company offers weekly "specials" comprised of manufacturers' overruns, end-of-season clearance, inventory clearance, or other special deals the Company has arranged with suppliers. Items are sold as a stand-alone special or "bundled" with another item. For example, the Company might offer a 50% discount on a product when purchased concurrently with another product. The specials and bundled offers provide the customer with a buying opportunity not available elsewhere and motivate the customer to consult the Company's web site on a regular basis.

The Company's "Airbomb" line is a private label of standard components supplied by established supply lines and one-off suppliers. The Airbomb label enables established manufacturers to distribute product at price levels not always available through their normal distribution channels and without revealing the component source. The Company's private label also opens a channel of distribution not readily available to small manufacturers.

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The Company has commenced marketing over 35 top brands of sunglasses, offering over 800 models at competitive prices. The size of the premium sunglass market is in excess of US $1.5 billion per year, and the Company believes that its on-line sales of sunglasses may result in a significant increase in its revenues in the year 2000.

All sales are made through the Company's web sites, and the majority of its sales are made in the United States. The Company provides telephone support for all of its sales, which the Company believes is key to attracting first-time buyers and establishing credibility with its customers. Much of the Company's success to-date has come from its "Tell-A-Friend" customer referral program, which enables existing customers to earn credits toward future purchases by referring new customers to the Company. The referring customer receives a credit equal to 5% of the value of the new customer's purchase, with the credit applied toward the referring customer's next purchase from the Company.

The Company sponsors three individuals engaged in demonstration mountain bike riding. The Company also has forty unsponsored associates engaged primarily as marketing team members. The associates are paid a cash commission of 3% on referral sales. They also participate in "B" level competitions and are strategically located in select geographic areas.

The Company's bicycle components are supplied by various suppliers, including:
Asama Enterprises Inc. of Richmond, British Columbia; Wilderness Trail Bikes Inc. of Mill Valley, California; Columbia Nuke Proof Industries Inc. of Grand Rapids, Michigan; Raceface Performance Bicycle Components of New Westminster, British Columbia; and Aeon Bicycles of Ramona, California. Except for Asama, the suppliers are small manufacturers of high-end bicycle components who normally sell to a distributor or retailer. The Company offers these suppliers a distribution channel not otherwise readily available to them.

                                    EMPLOYEES

As of June 30, 2000 the Company had ten full-time employees and five contract or part-time employees. The employees are not represented by a collective bargaining agreement and the Company considers its relationship with its employees to be good.


                               STRATEGIC ALLIANCES

The Company has strategic alliances with the following key sources of supply:

ASAMA ENTERPRISES CORPORATION ("Asama"), Richmond, British Columbia. Asama, which has been in business since 1985, is a distributor to independent bicycle retailers across Canada. Asama's market focus is bicycles for all age groups and includes brand names such as: "Asama", "Rockline", and "DBR - Diamondback Racing". Asama stocks some 1,500 component parts imported primarily from a shareholder-related company, Yuh Jiun Industrial Co. Limited.

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YUH JIUN INDUSTRIAL CO. LIMITED ("YJ"), Taipei, Taiwan. YJ is reported to be the third largest bicycle manufacturer in Asia and has been in business since 1952. YJ distributes throughout Asia and to mass merchandise accounts in North
America. Toys-R-Us is reportedly this company's largest U.S. account. Canada is supplied through Asama.

YJ manufactures approximately 600,000 units per annum and has plants in Taipei, Taiwan and Tokyo, Japan. Brand names include: "Asama"; "DBR - Diamondback Racing"; and "Rockline". Beginning in the year 2000, YJ will distribute "Kuwahara", a Japanese bike line. YJ is more of an assembly company rather than a pure manufacturer, as components are purchased and bikes assembled to order. Major component suppliers include Shimano, Titec, Tioga, Mavic and USE.

ELLSWORTH BICYCLES, ("Ellsworth") Ramona, California. Ellsworth is a U.S. manufacturer of high performance bicycles and a major supplier of the company's products. Ellsworth and Airbomb have entered into a joint venture arrangement to supply custom built complete bikes into the U.S. market.

The Company is in the process of negotiating a strategic alliance with the following company:

WILDERNESS TRAIL BIKES ("WTB"), Mill Valley, California. WTB is a component marketing company based in California. WTB's products represent approximately 20% of the Company's current gross sales.

The Company is not single-sourced to one supplier and has the option of arranging alliances with companies other than those listed above.


                              INTELLECTUAL PROPERTY

The Company has applied for trademark protection in Canada for the brand name "Airbomb", and anticipates filing for trademark protection in the United States for the same brand name. The Company has four web sites. The primary marketing of bicycles, bicycle components and outdoor sporting equipment is conducted at www.airbomb.com; sunglass sales are conducted at www.sunbomb.com; and cycling products are marketed in Canada at http://store.airbomb.com/Can. The fourth web site is a secure, password-protected site for wholesale transactions.

                                   OPERATIONS

The Company operates as a distributor of products, either as components or value-added components after assembly. For example, the Company assembles bicycle wheels and markets them as "Airbomb" wheels. Where applicable, on-line buyers are linked directly to the supplier's web site for product review and then asked to place an order with the Company. The only difference between the Company and a traditional retailer or distributor is that the Company's sales are all Internet generated. There are no proprietary processes or products that can be patented.

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Until July of 1999, on-line buy orders were processed by telephone. Management has replaced this method with a semi-automated real-time Internet packaged "on-line store" provided by SunCommerce Corporation's Secure Merchant Pro Software. SunCommerce is an e-commerce service company based in Vancouver, British Columbia, and provides web hosting and secure commerce services.

The Company ships orders to its U.S. customers from its Point Roberts, Washington premises and to its Canadian customers from its Delta, British Columbia location. Shipments are made daily on a twenty-four-hour turnaround basis.

In February 2000, the Company conducted a private offering to raise Cdn $600,000. Proceeds from the offering were used for the acquisition of inventory, financing the Company's marketing expansion efforts, upgrading the Company's web sites to include more automation and functionality, repaying loans and providing for general working capital.

In July 2000, the Company conducted a private offering to raise Cdn $500,000. Proceeds from that offering will be used for the expansion of the airbomb.com business and to augment working capital.


                        WEB SITE DEVELOPMENT AND FEATURES

The Company uses commercially available software for development and support of its web sites. Costs are primarily incurred to develop the unique content, look, feel and features of the sites. The Company anticipates that in the near term, costs for ongoing development of the sites may increase as a percentage of sales.

Airbomb believes that the functionality of its web sites is key to maintaining its existing customers and to improve the shopping experience of first-time customers, thereby encouraging them to become repeat customers. To this end, Airbomb intends to upgrade the functionality of its existing web sites to include more automation, functionality and sales enhancing features.

SunCommerce Corporation of Vancouver, British Columbia, provides the Company with its "storefront" secure credit card data capability and statistical data on site use. The storefront provides the Company with "shopping cart" point and click purchase capability, and facilitates a customer's on-line purchases and payment by credit card.

SunCommerce's comprehensive statistical data related to site activity over a period of time is useful in tracking the source of sales and sales trends. Examples of tracked activity include site visits, source of hits, search engines used, and number of page views. The Company's credit card processing is facilitated by CIBC Visa Sales for Canadian Customers and Card Payment Systems for U.S. transactions.

The Company's web site and e-mail service are hosted by Avanti Agencies, who manage banks of servers in an alliance with CBI Systems Integrators of Vancouver, British Columbia. Avanti

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Agencies is an Internet systems integrator that custom designs and manages integrated on-line retail systems for e-commerce retailers.

The Company has an Internet Service Provider account with SOHO Skyway of Roberts Creek, British Columbia.

Airbomb is primarily a sales and marketing organization. While it does maintain staff with knowledge concerning the goods it sells, research and development of products is not a primary focus or purpose of the Company. The only material research and development expenditures being made by the Company are those related to development of the Company's web sites as described immediately above.


                                     MARKET

OVERVIEW

Airbomb is an on-line retailer in the global sporting goods industry. The Company's current target market niches are high-end bicycles and components and high-end outdoor sporting equipment. To date, approximately 92% of the Company's revenues have been from the United States.

According to the U.S. Sporting Goods Manufacturers' Association (SGMA), total U.S. SGMA industry sales in 1998 were estimated at USD $45.6 billion, of which sporting goods equipment totaled USD $17.4 billion. The industry was projected to grow 2.3% by 1999. SGMA has concluded that Internet sales will be a new channel of distribution for the industry.

BICYCLE MARKET

According to the World Market Report International Bicycle Statistics, 1999 Interbike Directory, the United States retail market for bicycles and related parts and accessories in 1997 was approximately USD $5.4 billion and USD $25 billion globally. At the retail level, the United States had 7,016 bike shops and an estimated 59.2 million bicycle riders.

The U.S. market grew less than 1.5% between 1997 and 1998, and on a global basis, consumption as measured in select countries dropped from 18.0 billion units in 1994 to 14.9 billion units in 1997. An estimated 10.8 million units were sold in the U.S. in 1997 for an estimated retail value of USD $2.03 billion. This is down from a 1993 high of 13 million units (retail value USD $4.3 billion) and 10.9 million units in 1996 (retail value USD $5.2 billion).

The channels for bicycle distribution consist of mass merchants who comprise 62% of total industry retail sales, special bicycle retailers who sold 30%, and related sporting goods retailers who sold 8%; the mass merchant and the specialty independent dealer are the predominant distributors. The specialty dealer market share is growing, controlling almost 100% of the repair market and dominating sales on bikes of USD $250 and up. There are an estimated 2,000 companies involved in manufacturing and distributing products to retailers, and approximately 100 different bicycle brand names.

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While manufacturers host web sites, little or no sales take place since they support their retail dealers. An estimated 35% of U.S. retailers offer web service to customers, but as an information source only and not for on-line sales.

OUTLOOK FOR INTERNET SALES

Virtually all surveys project that worldwide Internet use and e-commerce will grow significantly over the next decade. E-commerce is comprised of business-to-business transactions and consumer on-line purchases. According to a May 1999 U.S. Small Business Internet Survey by Cyber Dialogue, approximately 427,000 small businesses in the U.S. went on-line between the first quarters of 1998 and 1999.

The size of the North American market for e-commerce varies by research company, as conclusions are dependent upon methodology employed. International Data Corp. of Framingham, Massachusetts, projects that by 2002 there will be 320 million Internet users and worldwide e-commerce will be valued at $425 billion. A May 1999 study by the University of Texas (funded by Cisco Systems Inc.) estimated 1998 total e-commerce at USD $102 billion for U.S.-based companies. The U.S. Department of Commerce predicts e-commerce to reach over $300 billion by the year 2002.

In February of 1999, International Data Corporation released a report entitled "IDC PREDICTIONS '99: THE "REAL" INTERNET EMERGES". The report's predictions included:

-     The number of Internet users will increase 28%, to 147 million.
-     Internet commerce will more than double, to USD $69 billion.
-     Small businesses will thrive as a key on-line business community.
- Personalization and customization will be key for successful Internet sites.

MARKETING PLANS AND STRATEGIES

The Company's marketing plans and strategies include:

- Expanding the product base and linking on-line buyers to suppliers' web sites.
-    Developing brand names that link on-line customers to the Company.
- Using the Company's web search engine to link to key search words, often brand names, to bring on-line shoppers to the Company web site.
- Managing the customer database by matching client demographic information to products, and conducting target e-mail campaigns.
-    Working with suppliers to match customers to a supplier's target market.
- Offering a "weekly specials sheet" to attract buyers to special deals and clear-out sales. This is attractive to both suppliers, who use the feature to move inventory, and on-line buyers looking for special prices.
-    Offering competitive prices.
-    Continuing the "Tell-A-Friend" referral program.

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-    Continuing to sponsor a professional bike racing team.
-    Publishing bi-monthly brochures and mailing to customer base.
-    Continuing telephone customer service.
-    Enter new markets via new online storefronts.

COMPETITION

Evans & Evans, Inc., an independent chartered business valuation firm, conducted an Internet search using the key words - "bicycle" and "bikes". The search was conducted using search engines MetaCrawler and Yahoo Canada. MetaCrawler identified 43 bicycle-related web sites and Yahoo Canada identified 16 categories and 1,219 sites.

The following is a sample of competing web sites:

BIKEWORLD.COM, SAN ANTONIO, TEXAS. This company has six product categories: MTB components (44 items); accessories (24 items); suspension (8 items); Shimano (9 items); road (13 items); wheelsets (7 items); weather tools "cool" electronic stuff (11 items). The site also included current weather conditions - bike world weather station. Major supplier - Shimano. Product was available for purchase on-line and facilitated customer order tracking.

CAMBRIA BICYCLE OUTFITTER, CAMBRIA, CA. AND AUBURN, CA. This company operates two retail stores and specializes in bikes priced from $1,000 to $12,000. Target clientele is local area residents. Major suppliers appear to be Shimano and CBO. On-line focus appears to be dissemination of information versus product sales.

SUPERGO BIKE SHOPS, SANTA MONICA, CA. AND FOUNTAIN VALLEY, CA. This company operates two retail centers and has been in operation since 1971. Products are categorized into some 62 departments and include bicycles, clothes, shoes and all bike accessories. The site advertises sales and on-line shopping.

NASHBAR.COM. Lists 288 suppliers including Raceface and Wilderness Trail bike. Product line includes bicycles and sportswear.

EXCELSPORTS. Lists approximately 400 items at discounted "blowout" sales prices.

A February 14, 2000 search for "bicycle vendors" via Infoseek found twenty sites including Nashbar and Excelsports.

The foregoing were the most prominent on-line competitor sites identified. There are undoubtedly numerous other web sites that are competitors of the Company, and it is reasonable to assume that many more competitors may enter the market.

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                              RESULTS OF OPERATIONS
            (All amounts are in U.S. dollars unless otherwise stated)

FISCAL YEARS ENDED MARCH 31, 2000 AND MARCH 31,1999.

Sales increased by 19.5% or $67,565 to $414,212 during the fiscal year ended March 31 2000 ("FY 2000"), compared to $346,647 for the fiscal year ended March 31, 1999 ("FY 1999"). This increase was due to a higher level of sales through the Company's web site. Sales in FY 2000 were approximately 92% U.S. customers, with the balance being Canadian and the rest of the world.

Cost of goods sold increased by 76% or $221,445 to $511,031 for FY 2000, compared to $289,586 in FY 1999. As part of its sales strategy, the Company used low prices as a means to attract new customers to the web site. As a consequence, the cost of goods increased by a greater percentage than sales revenue.

Inventory increased by 159% or $86,638 to $141,106 at the end of FY 2000, compared to $54,468 at the end of FY 1999. An increase in inventory was necessary to support growing sales and maintain twenty-four hour turn-around times as much as possible. Also, a large container of product was just received into inventory prior to the year ending March 2000.

General and administrative expenses increased by 623% or $346,397 to $402,439 for FY 2000, compared to $56,042 for FY 1999. The Company incurred higher costs in every category primarily due to the acquisition of Sportslink Direct Marketing Ltd.

Advertising and Promotion costs rose by $28,215.

Amortization costs rose $8,868 and relates to the amount of goodwill created as a result of the Sportslink acquisition. Interest and foreign exchange rose $29,261 as a result of higher interest rates paid on short-term working capital loans and advances as well as the loss on conversion from Canadian to U.S. dollars advanced to fund the operations of Sportslink.

Investor relations is a new expense category now that the Company is a publicly-traded company.

Office and Sundry costs increased by $22,554 to support the increased costs of being a public company and expansion of the business operations.

Professional fees increased $60,885 as a result of additional costs related to special warrant financings.

Wages and contract labor increased $67,380 due primarily to the increase of staff to support the Company's expansion.

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FISCAL YEARS ENDED MARCH 31, 1999 AND 1998

In Fiscal Year 1999, sales increased by 330% or $265,948 to $346,647 from $80,699 in 1998. The Airbomb business started up during Fiscal Year 1998. The increase in revenue was due to growing sales as the Company established its presence on the Internet.

The cost of goods sold in fiscal year 1998 was $79,220, leaving a gross profit of $1,479. All other expenses of the Company totaled $29,173, resulting in a net loss of $27,694 in Fiscal 1998 compared to a small net income of $1,019 in Fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has been dependent on investment capital as its primary source of funding. During the twelve months ended March 31, 2000, the Company's net loss was $499,258.

Sales are made through credit card transactions, so accounts receivable are minimal.

In order to finance growing inventory, daily operations and other corporate activities, the Company completed two Canadian private offerings of Special Warrants and raised $665,049 (Cdn $975,000) for working capital. Subsequent to the year end, in July 2000, the Company completed another Canadian private offering of Special Warrants and raised approximately $340,000 (Cdn $500,000) for working capital. In addition, the Company raised a further $116,061 (Cdn $162,940) from the exercise of incentive stock options and share purchase warrants. For further information on outstanding warrants, see Part II, Recent Sales of Unregistered Securities, below.

As of March 31, 2000, the Company had approximately $277,979 in working capital. As of March 31, 1999, the Company had a working capital deficiency of $32,259 and for March 31, 1998, the Company had a working capital deficiency of $32,287.

The Company anticipates seeking additional equity investment in the Company from time to time to fund growth that cannot be funded through other means.

INFLATION

The Company does not believe that inflation has had a significant impact on its consolidated results of operations or financial condition.

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                                  RISK FACTORS

LIMITED OPERATING HISTORY; NEGATIVE CASH FLOW; NEED FOR ADDITIONAL FINANCING; DILUTION

The success of the Company cannot be guaranteed or accurately predicted. There is no assurance that the Company will be able to operate profitably. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of new product lines and retail sales outlets in an emerging e-commerce market.

The Company has a limited operating history. There is no assurance that the Company will be able to operate and manage on a profitable basis or that cash flow from operations will be sufficient to pay the operating costs of the Company. The Company anticipates that it will need to raise additional capital to finance growth of its operations. The Company may seek additional financing through debt or equity financings. There is no assurance that additional financing will be available to the Company, or that, if available, the financing will be on terms acceptable to the Company. There is no assurance that the Company's estimate of its reasonably anticipated liquidity needs is accurate or that new business developments or other unforeseen events will not occur that will result in the need to raise additional funds. In the event that the Company cannot raise needed capital, it will have a material adverse effect on the Company.

Although the Company has based its web site upon commercially available software and hardware, the Company will need to do substantial additional development in order to offer the goods, services and user-friendly interfaces the Company believes are needed to attract and retain customers.

The Company may incur significant operating losses and generate negative cash flow from operating activities during the next several years while it develops its web sites and services, and builds a customer and subscriber base. There is no assurance that the Company will achieve or sustain profitability or positive cash flow from operating activities in the future or that it will generate sufficient cash flow to service any debt requirements.

To the extent that any financing involves the sale of the Company's equity securities, the interests of the Company's then-existing shareholders could be substantially diluted.

TECHNOLOGICAL RISK; RISK OF OBSOLESCENCE

Technology is constantly changing. The Company's technology could become obsolete at any time. The Internet is constantly changing as well, and it could become obsolete or no longer popular. The current online commerce market is rapidly evolving and intensely competitive. Competitors can launch new web sites at a relatively low cost. Other e-commerce businesses as well as established sporting goods retailers are developing or have developed competing web sites that may dilute the success of the Company. Our competitors could develop technology, services or products similar to or better than ours, or finish development before us, or be better marketers, any of which could hurt our success. In order for us to compete, we will have to develop our web site, services and products, improve our web site, services and products, and

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create new web site features, services and products before our competitors.
The Company cannot promise, however, that it will be able to do so, or do so successfully.

Deployment progress and pitfalls for a complex and rapidly developed web site are difficult to estimate with precision, given the rapidly changing nature of the available tools and technologies and the shortage of experienced labor with the requisite skill set. The Company runs the risk of late deployment, technology challenges, and cost overruns when rapidly developing a large commercial web site and distribution system.

In addition, there is no assurance that the Company will be able to keep pace with technological developments or that its services will not become obsolete.

DEPENDENCE ON CONTINUED GROWTH IN USE OF THE INTERNET

The Company's future success is dependent upon continued growth in the use of the Internet. Rapid growth in the use of and interest in the Internet is a recent phenomenon. There is no assurance that commerce over the Internet will become widespread or that extensive content will continue to be provided over the Internet. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there is no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support growth that may occur, the Company's business, results of operations and financial condition would be materially and adversely affected.

UNPROVEN ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES

As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. The Company does not know the extent to which additional customers will use its products and services. It is difficult to predict the future growth rate, if any, and size of this market via Internet sales. In order to sustain rapid growth rates, the Company will need to continue increasing its share of the bicycle and other sporting goods markets. There is no assurance either that the market for the Company's products and services will grow or that the Company can successfully and rapidly expand its market share. If the market fails to grow, grows more slowly than expected, or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain market acceptance and expanded market share, the Company's business, results of operations and financial condition will be materially and adversely affected.

NEED FOR COMPLEX MARKETING AND SALES

To be successful, the Company will have to develop marketing, brand development and sales on a rapidly expanding basis. There is no guarantee that the Company will be successful in managing such a complex strategy of marketing and sales or that the Company will be able to do so soon enough to be successful.

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

RELIANCE ON PRODUCT SALES REVENUES

The Company intends to derive substantially all of its revenues from the sale of goods on the Internet. The Company's ability to generate revenues will depend upon, among other factors, consumers' acceptance of the Web as an attractive and sustainable medium, and development of a large base of repeat customers for the Company's products. In addition, there is intense competition in the sale of goods and services on the Internet, which makes it difficult to project the future levels of Internet revenues that will be realized generally or by any specific company. The future success of the Company is highly dependent on the development of the Internet as a commercial medium.

NEED FOR FUTURE STRATEGIC PARTNERSHIPS

To be successful, the Company plans to continue entering into strategic partnerships with other local, national and international businesses to help in a focused marketing effort and to provide operational support. The Company cannot guarantee that it will be able to find strategic partners who will be available and who are suitable for the Company's needs, or if enough strategic partners can be found to market the Company's products and support its operations.

SUBSTANTIAL DEPENDENCE UPON THIRD PARTIES

The Company is in an early stage of development and has yet to establish complete internal management, personnel and other resources. The Company depends substantially upon third parties for several critical elements of its business including, among others, promotion and marketing, technology and infrastructure development, and distribution activities. Although the Company is developing internal sales personnel, the Company expects that it will be dependent upon third-party sales efforts for the foreseeable future. There is no assurance that the Company's representatives will achieve the Company's sales objectives.

INTELLECTUAL PROPERTY PROTECTION

The Company will rely on a combination of common law, copyright and trademark law, and nondisclosure agreements to establish and protect its proprietary rights in its products and the content of its web sites. Others, however, might successfully challenge these protections.

The Company has applied for trademark protection in Canada for the brand name "Airbomb", and anticipates filing for trademark protection in the United States for the same brand name. The Company is the owner of the web site domain names HTTP://WWW.AIRBOMB.COM and HTTP://WWW.SUNBOMB.COM and maintenance fees for the domain names have been paid and are up to date. The Company may file applications for trademark protection of other intellectual property. No assurance can be given that such trademark applications will be accepted for registration. Furthermore, the possibility exists that the Company could be found to infringe on patents, service marks, trademarks or copyrights held by others. The Company's use of trademarks, service marks, trade names, slogans, phrases and other expressions in the course of its business may be the subject of dispute and possible litigation. Given the growth of business being conducted on the Internet, electronic commerce and the use of domain names, there can be no assurance that the Company will be able to continue to use its current trade name, domain name and Internet and business identification. Such changes could result in confusion to potential customers and negatively affect the Company's business.

DEPENDENCE UPON KEY PERSONNEL; SENIOR MANAGEMENT'S LIMITED HISTORY OF EXPERIENCE IN ELECTRONIC COMMERCE

The success of the Company initially will be largely dependent upon the personal efforts of a few key personnel. The Company anticipates entering into employment and/or consulting agreements with its key personnel. Competition among Internet companies for qualified employees is intense, and the loss of key personnel or the inability to attract and retain the additional highly skilled employees required for the Company's activities could adversely affect its business. There can be no assurance that the Company will be able to hire or retain such necessary personnel.

DILUTION DUE TO ISSUANCE OF STOCK OPTIONS

In order to attract and retain skilled and dedicated personnel, directors and consultants, and to obtain the services and support of other third parties, it is anticipated that the Company will need to grant stock options. The Company has options for 900,000 shares of its common stock outstanding as of June 15, 2000. The Company anticipates that it will continue the issuance of stock options. It is possible that stock bonuses and/or other stock acquisition or stock appreciation rights could also be granted. The dilutions that will occur as a result of the granting of such options, bonuses and/or other rights may be substantial.

FINANCIAL INFORMATION

The Company has no significant operating history to help investors evaluate the Company's prospects.

To the extent that this document makes any forward-looking statements or forecasts, such statements and forecasts are necessarily based upon a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. The success of the Company is subject to numerous uncertainties and contingencies, many of which are beyond the Company's control. Accordingly, there can be no assurance that any forecasted results will be realized. The inclusion of any forward looking statements or forecasts herein should not be regarded as a representation by the Company or any other person that the forward-looking statements or forecasts will be achieved.

COMPETITION

The online commerce market is new, rapidly evolving and intensely competitive. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. Currently, competitors can launch new web sites at a relatively low cost. The

Company anticipates competition on two fronts -- from e-commerce businesses and from traditional sports equipment and general retailers. Increased competition could require the Company to respond to competitive pressures by establishing pricing, marketing and other programs, or seeking out additional strategic alliances or acquisitions, any of which could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company.

The Company believes that the principal competitive factors in its market are brand recognition, focused niche markets, selection, customer service, variety of value-added services, ease of use, site content fulfillment, reliable quality of search tools, price, and technical expertise. Some potential competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than the Company. In addition, online retailers may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established companies as use of the Internet and other online services increases. Increased competition may result in reduced operating margins, loss of market share, and a diminished brand franchise, any of which would have a material adverse effect on the Company. Moreover, companies that control access to transactions through network access or web browsers currently promote, and will likely continue to promote, competitors of the Company. There is no assurance that the Company will be able to compete successfully.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

The Company is not currently subject to direct regulation by any government agency in the United States, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. The Company, however, may become subject to regulation by the Federal Trade Commission (FTC), state consumer protection agencies, or other government agencies. Additionally, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as user privacy, pricing, taxation/tariffs and characteristics and quality of products and services. The adoption of such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for the Company's products and services, and increase the Company's cost of doing business or otherwise have an adverse effect on the Company's business, results of operations and financial condition. Moreover, the applicability to the Internet of the existing laws governing property, ownership, libel and personal privacy is uncertain. Any new legislation or regulation or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company's business, results of operations and financial condition.

The Internet industry also is subject to continually evolving regulation. There are a number of issues on which regulation has been or in the future may be suggested. As new regulations are promulgated on these subjects or other subjects, the Company may be required to modify its business plans or operations in order to comply with any such regulations. There can be no assurance that the Company will be able to do so in a cost-effective manner, if at all.

ABSENCE OF DIVIDENDS; DIVIDEND POLICY

The Company has never paid dividends on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future. The declaration and payment of dividends by the Company are subject to the discretion of the Company's Board of Directors. Any determination as to the payment of dividends in the future will depend upon results of operations, capital requirements, restrictions in loan agreements, if any, and such other factors as the Board of Directors may deem relevant.

LIMITED PUBLIC MARKET FOR STOCK; PRICE VOLATILITY; LACK OF LIQUIDITY OF
INVESTMENT

The Company is a public company currently trading on the Canadian Venture Exchange (CDNX Symbol: AIR). The stock is not heavily traded. Any significant sales or purchases of stock may have a material effect upon the trading price for the stock and cause significant volatility in the trading price of the stock. At any particular time, shareholders may find it difficult or may be unable to liquidate an investment in the Company's stock. The Company intends to qualify for the trading of its stock through the NASD OTC Bulletin Board system. However, there can be no assurance that such a market will develop for the stock, or that if developed, such a market can be maintained. Purchasers of the Company's stock should be aware that they will be required to bear the financial risks of their investment for an indefinite period of time.

CONFLICTS OF INTEREST

Certain directors and officers of the Issuer are also directors and/or officers of other companies whose principal business is similar to that of the Issuer. It is possible, therefore, that a conflict may arise between their duties as directors or officers of the Company and their duties as directors or officers of such other companies. All such conflicts will be disclosed by them in accordance with applicable law, and they will govern themselves in respect thereof to the best of their abilities in accordance with the obligations imposed upon them by law.

DILUTION

At June 30, 2000, the Company had a total of 11,143,462 shares outstanding. In addition, there were options and warrants outstanding for the acquisition of over three million additional shares. In order to attract and hold quality employees and consultants, to raise additional capital and to acquire assets, or for other corporate purposes deemed appropriate by the Company's management, significant additional shares and/or rights to acquire shares may be issued in the future.

ITEM 2 (Item 7, SEC Form 1-A, Model B)
DESCRIPTION OF PROPERTY

                                    PROPERTY

The Company's operations are conducted from three locations, one in Canada and two in the United States. In Canada, its operations are located at 11 - 1835 56th Street, Delta, British Columbia V4L 1R3, and in the United States, at 145 Tyee Drive, Point Roberts, Washington 98281, and at 1347 Gulf Road, Point Roberts, Washington, 98281. The Company's executive offices are located at Suite 505 - 1155 Robson Street, Vancouver, British Columbia, V6E 1B5.

The Canadian operations location is rented from Century Group, Tsawwassen, British Columbia, and consists of approximately 2,300 square feet of ground level office/warehouse space. The location is in a newly built industrial strata complex easily accessible to the main highway leading into Tsawwassen. The rent is Cdn $2,183.00 (approximately US $1,600) per month. The lease term ends October 31, 2000 with an option to renew for three years.

The Company ships orders to its U.S. customers from its Point Roberts, Washington premises. The Tyee Drive premises are housed in the same building as the U.S. Postal Service, FedEx, and UPS courier services, and consist of 700 square feet of warehouse area, which the Company intends to partially convert into an office area for U.S. order entry and credit card reconciliation. The rent is $750.00 per month. The rent is payable on a monthly basis only. There is no lease. The Company also has an option on upstairs office space should management decide to expand its operations in the United States.

The Gulf Road premises consist of approximately 1000 square feet at a monthly rental of $375. This warehouse space is rented on a month-to-month basis.

The Company subleases office space from Senate Capital Group Inc. ("Senate"), a private company 100% owned by Dennis Higgs, a Director and Corporate Secretary of the Company. The office space consists of approximately 1,000 square feet located in an office building in downtown Vancouver, British Columbia. Senate charges a monthly fee for office rent, telephone, management, secretarial and miscellaneous office supplies. The rent is Cdn $ 1,800 per month, on a month-to-month basis.

Twenty-four-hour turnaround for deliveries is a competitive advantage, and management has recognized that warehousing select inventory in high-volume geographic regions will assist in this regard. To that end, the Company has arranged its first distribution center with Great Northwest Bicycle Supply in Portland, Oregon, which also is a supplier to the Company. There is no formal agreement in place.

ITEM 3 (Item 8, SEC Form 1-A, Model B)
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Directors, executive officers, and significant employees of the Company or its wholly-owned subsidiary, Sportslink Direct Marketing Ltd., are as follows:


Name                                       Position
----                                       --------
David Houston                              Director (since October, 1999) and
                                           President (since December, 1999)

Dennis Higgs                               Director (since 1987) and Secretary  (since
                                           December, 1999).  Served as President
                                           from 1987 to December, 1999

Cecil Spearman                             Director (since February, 1989)

John McCutcheon                            Director (since April, 1994)

Ronald Erickson                            Director (since January, 2000)

David Grossman                             Chief Financial Officer (since March 1, 2000)

Don Shaw                                   Vice President Operations (since November 1, 1999)


David Houston - Age 41. Mr. Houston was appointed a Director of the Company in October, 1999 and became President in December 1999 upon the acquisition of Sportslink by the Company. He founded Sportslink in 1997 and served as its President since July 1997.

During the period from 1995 to September 1996, Mr. Houston served at various times in the capacities of Vice President, Executive Director, Sales and Marketing, and Director of International Telepresence Corp. where he was responsible for worldwide sales and marketing of that company's proprietary 3-D camera system. In that role, he developed the company's marketing plan, hired and trained sales staff in Europe, USA and Canada, set up a distributor network in eight countries, established the company's presence in the medical field, and negotiated key strategic relationships with both teaching hospitals and high-tech manufacturers. Mr. Houston was a key part of the management team during three major fundraising campaigns.

During the period from 1992 to 1995, Mr. Houston worked as a Medical Sales Representative for two medical product sales companies, Arrow Medical and Sherwood Medical. From 1990 to 1992, Mr. Houston owned and operated an outdoor adventure resort, developed marketing plans, oversaw the sales office, and managed day-to-day activities. From 1981 to 1992, Mr. Houston was responsible for the western Canadian office and sales team of a company involved in fiber optic medical products.

Mr. Houston has a Bachelor of Physical Education (Honors) degree from McMaster University, Hamilton, Ontario (1981), and has taken post-graduate courses for a Masters of Business Administration degree from City University, Vancouver, British Columbia.

Dennis L. Higgs - Age 42. Mr. Higgs has served as a Director of the Company since 1987 and as Secretary since December, 1999. He also served as President of the Company from 1987 to December, 1999. Mr. Higgs is President of Miranda Industries Inc., a public mineral exploration company (from May 1993 to present). He is President, Senate Capital Group Inc., a private venture capital and management consulting company (since July 1990) and is President, Ubex Capital Inc., a private venture capital and management company (since February 1984). Mr. Higgs has founded and/or funded several successful public companies since 1984, including Arizona Star Resource Corp. (AZS-CDNX), Bioject Medical (BJCT-NASDAQ), and BioSource International (BIOI - NASDAQ).

Mr. Higgs has his Bachelor of Commerce degree from the University of British Columbia and has completed the Canadian Securities Course, the Registered Representatives Exam, and the Canadian Options Course, all conducted by the Canadian Securities Institute in Toronto, Ontario.

Cecil Spearman - Age 68. Mr. Spearman, a Director of the Company, is a resident of California, USA. He has a 30-year career that spans every aspect of the health care industries. He was with American Hospital Supply for 16 years. Starting in sales, he rose to VP General Manager of American Hospital Supply's largest profit center. He joined Bergen Brunswig as President of the Hospital Supply Division in 1973, and led a major turnaround for this third-largest hospital supply dealer, which enable him to retire and pursue other interests. In 1980, he started his own company, Spearman Industries Inc., and currently owns and operates several fitness clubs and tennis clubs as well as running a consulting practice in the health care industry.

Mr. Spearman is the past Chairman of the International Health, Racquet and Sports Club (IHRSA) and is current Chairman of IHRSA's Advisory Board. He received the distinguished service award March 22, 2000 at the annual IHRSA convention. He is a Director of American Club Management since 1984. Mr. Spearman is an Honors Graduate and Fraternity Officer of Duke University and was an Artillery Officer FMF U.S. Marine Corp.

John McCutcheon - Age 75. Mr. McCutcheon has served as a Director of the Company since April, 1994. He is President and CEO of Meta Health Services
Inc. (MHS-CDNX), a manufacturer and/or distributor of health care services, pharmaceuticals and medical devices. Mr. McCutcheon founded and is Chairman and a director of Zargon Oil and Gas (ZAR-TSE), an oil and gas exploration and production company, a director of Miranda Industries Inc. (MAD-CDNX) and a former director of Weldwood, Canada. Previously, Mr. McCutcheon was the Executive Vice President of Cemp Investments, the holding company of the Bronfman family of Montreal, with a net worth of over $3 billion.

Mr. McCutcheon attended Dalhousie University in Halifax (Economics - Investment Banking) and McGill University, Montreal, where he was a gold medallist and received his Bachelor of Engineering and Master of Engineering degrees. Mr. McCutcheon is a member of and has held office in a number of professional and technical societies in Economics and Engineering, Canadian and International. He is the author and co-author of approximately 45 papers in recognized journals published in Canada, the United States and abroad. His major outside activities are in education and art. He was a recipient of the Canadian Centennial Medal.

Ronald Erickson - Age 56. Mr. Erickson joined the Company as a Director in January, 2000. Mr. Erickson is currently the Chairman of the Board of eCharge Corporation, a global leader in next generation convenient and secure online payments, headquartered in Seattle with offices in Vancouver, London and Tokyo.

Prior to joining eCharge, Mr. Erickson was the Chairman, Vice Chairman, President and CEO of Egghead Software Inc. He was the co-founder, Chairman and CEO of GlobalTel Inc., an international provider of telecommunications services. He was the co-founder of Microrim Inc., a relational database development and systems integration company, and was also the Chairman and CEO of NBI, Inc., a software development and systems integration company.

Mr. Erickson has also served as a director and investor in a number of other technology companies. Currently, Mr. Erickson sits on the Board of Directors of Upgrade International Corp. (UPGD-OTCBB), a hardware and software information technology company, Freei.net, a free Internet service provider, IBNet, a business-to-business Internet company, and Newsgrade.com, an Internet financial information company.

Mr. Erickson has worked extensively with the U.S. investment banking community and has been directly involved in the financing and listing of numerous companies on the NASDAQ stock exchange. He is a principal and partner in Meydenbauer Capital, his own venture capital fund.

He is active in community affairs and charitable organizations, having sat on the Board of the Seattle Kingdome, and the Advisory Board of the University of California at Davis, Law School. He served in Washington, D.C. as a White House staff member as well as in New York with the Rockefeller Commission on Critical Choices.

Mr. Erickson holds a JD (Juris Doctor) from the University of California, an MA from the University of Wyoming, and a BA from Central Washington University. Admitted to practice law in Washington State and the District of Columbia, he did so from 1975 until the late 1980s.

David Grossman - Age 45, Chief Financial Officer. Prior to joining Airbomb.com, Mr. Grossman served as Executive Vice President of The Executive Conversation, Inc. ("TEC"), providing strategic consulting and training to senior sales, consulting and marketing executives of the largest high technology businesses in the world, including Cisco, Oracle, Sun Microsystems, Intel, Nortel, EDS, IBM, and Commerce One. TEC's primary mission is to provide sales teams with the financial and business acumen to build value propositions and presentation skills sets to effectively communicate value and impact to the senior executives of their customers, driving significantly increased revenues and profits for those corporations.

Prior to his tenure at TEC, Mr. Grossman served as Chief Financial Officer of Connext, Inc., a high technology and software application company serving the utility industry. Previously, Mr. Grossman was a Director of Cascadia Merchant Group and Chief Financial Officer of Seattle Chocolate Company, manufacturing confectionery products for national retailers including Starbucks, Nordstrom's, Wal-Mart, and Costco, among other national retail customers. Prior to Cascadia, Mr. Grossman was a Partner of BDO Seidman, the seventh largest accounting and consulting firm in the world.

Mr. Grossman was also a Principal in Ernst & Young's Merger and Acquisition Group in New York City, providing services to Ron Perleman's MacAndrew's and Forbes Holding Group, and worked on the acquisitions of Revlon, Max Factor and Consolidated Cigar. Mr. Grossman also provided services to the Bass Group, BT Capital, Warburg Pincus as well as other major investment firms. Prior to Ernst & Young, Mr. Grossman was a Vice President of Solomon Group Ltd., a venture capital firm. He was a principal in Grossman, Weinberg & Lawson, a CPA firm in New Jersey and Florida. Mr. Grossman started his career in 1977 with Coopers & Lybrand in Miami and served as a Senior Manager in Stamford, Connecticut.

CHIEF OFFICER OF SPORTSLINK, THE COMPANY'S WHOLLY-OWNED SUBSIDIARY:

Don Shaw - Age 44. Mr. Shaw is Vice-President of Operations. Mr. Shaw attended the University of Western Ontario from 1976 to 1979, pursuing a course of studies in Chemistry. He did not obtain a degree. From 1997 to present, Mr. Shaw has worked with Sportslink and provided services under contract to Pugach and Associates, a surveying and consulting firm.

From 1995 to 1996, Mr. Shaw provided quality assurance services under contract with Plastic Engineering of Delta, British Columbia, and from 1994 to 1995 he was the Owner/Manager of Banners Up, a Vancouver, British Columbia business which specialized in aluminum displays for banner advertisements.

From 1991 to 1994, Mr. Shaw was employed as General Manager of F2 America, Vancouver, British Columbia, a subsidiary of F2 Austria, where he was employed as a sales agent and importer for snowboards and wind surfing equipment. From 1987 to 1991, he was the Vice-President and co-owner of Windsurfing Hawaii, Canada, a company that specialized in importing and selling windsurfing products.

Directors of the Company are elected at the annual meeting of the shareholders and serve until their successors are elected and qualified. Officers are elected by the Board of Directors and serve at the discretion of the Board of Directors or until their earlier resignation or removal. There are no family relationships between any director or executive officer of the Company. David Houston, President of the Company, has an employment contract with the Company. SEE "Remuneration of Directors and Officers."

ITEM 4 (Item 9, SEC Form 1-A, Model B)
REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth all compensation earned during the fiscal year ended March 31, 2000 by the Company's three highest compensated Officers and Directors and all Officers and Directors as a group. The following amounts include all remuneration paid by either the Company or by Sportslink.

SUMMARY COMPENSATION TABLE (All funds in Canadian dollars)


                                  Annual Compensation
                                  --------------------

                                                                        Long Term Compensation
                                                                       --------------------------
                                                                       Restricted
                                                                        Stock          Securities
     Name and            Fiscal                                         -----          Underlying
     Position             Year           Salary          Bonus         Awards           Options
     --------             ----           ------          -----         ------            -------
                                                                        ($)                (#)
David Houston,             2000        $ 42,961.74        $ Nil          $ Nil          170,000 (1)
President and Director

Don Shaw                   2000        $ 35,191.51          Nil            Nil           80,000 (2)
Vice-President of
Operations

Dennis Higgs               2000        $ 30,000.00          Nil            Nil          125,000 (3)
Corporate Secretary                      (5)

All Officers and           2000        $108,153.25        $                Nil          600,000 (4)
Directors as a Group
(7 individuals)

No other officer or Director of the Company (including Sportslink) received any direct remuneration during the most recently completed fiscal year of the Company. Ubex Capital Inc., a company owned 33-1/3% by Dennis Higgs, a director and officer of the Company, and his two sisters each as to 33-1/3%, received Cdn $30,000 for providing management services to the Company. (See Note 5 below).

NOTES:

     (1) During fiscal year ended March 31, 2000, Mr. Houston was issued options for 170,000 shares of airbomb.com common stock at an average price of $0.49 per share.

     (2) During fiscal year ended March 31, 2000, Mr. Shaw was issued options for 80,000 shares of airbomb.com common stock at an average price of $0.80 per share.
     (3) During fiscal year ended March 31, 2000, Mr. Higgs was issued options for 125,000 shares of airbomb.com common stock at an average price of $0.61 per share.
     (4) 600,000 options are all stock options granted to officers and directors of the Company during fiscal year ended March 31, 2000.
     (5) Paid as a consulting fee to Ubex Capital Inc., a private company owned by Dennis Higgs and his two sisters, each as to 33 1/3%.

The Company had an independent valuation done of Sportslink in preparation for its acquisition that estimated the value of Sportslink to be in the range of Cdn $900,000 (approximately US $625,000) as of July 30, 1999. This valuation is used for purposes of this compensation disclosure only. David Houston, the founder and President of Sportslink Direct Marketing Ltd. and President of the Company, acquired 1,202,858 common shares of the Company in December 1999 as part of the acquisition of Sportslink by the Company. Dividends have not been declared on any stock nor are any dividends planned for stock.

Compensation of Directors

The directors of the Company do not receive salaries or fees for serving as directors of the Company, nor do they receive any compensation for attending meetings of the Board of Directors or serving on committees of the Board of Directors. The Company may, however, determine to compensate its directors in the future. Directors are entitled to reimbursement of expenses incurred in attending meetings. In addition, the directors of the Company are granted incentive stock options in the Company.

Employment Agreements

The Company has entered into an employment agreement with Mr. David Houston made effective August 1, 1999, in which the Company has retained Mr. Houston as President and Chief Executive Officer at an annual salary of Cdn $60,000. The agreement has a three-year term expiring July 31, 2002. The contract will be automatically renewed for successive terms on a year-to-year basis unless notice of non-renewal is effected by either party by delivery of written notice of non-renewal at least 90 days prior to the expiration of the applicable term of the agreement, in which case the agreement will expire on the last day of the term.

The agreement contains customary confidentiality and non-competition provisions.

The Company retains Ubex Capital Inc. ("Ubex") to provide management services under a Management Services Agreement dated October 1, 1991. Under the agreement, Ubex has received the sum of Cdn $2,500 per month since October 1, 1991, which amount may be increased by agreement between the parties, subject to the approval of the Canadian Venture Exchange. The term of the agreement is month-to-month and may be terminated by either party on 30 days' written notice.

Ubex is wholly owned by Dennis L. Higgs, a director and officer of the Company, and his two sisters, each as to 33-1/3%.

Incentive Stock Options

Under Canadian Venture Exchange regulations, the Company is authorized to issue incentive stock options at any one time up to 10% of the issued and outstanding share capital. There are currently stock option agreements between airbomb.com and certain of its directors and employees with respect to options on a total of 900,000 shares of the Company.

The policy of the Canadian Venture Exchange requires that the approval of stock options be received by shareholders prior to the exercise of any stock options granted by the Company to its directors and employees. Management of the Company seeks the general approval of the shareholders to the granting of stock options at its Annual General Meeting every year, in accordance with the policy of the Canadian Venture Exchange.

There are incentive stock options held by Directors and Officers of the Company or its subsidiary, as follows:


--------------------------------------------------------------------------------------------------------------------

NAME OF OPTIONEE                      NO. OF SHARES               EXERCISE PRICE                EXPIRY DATE
--------------------------------------------------------------------------------------------------------------------
Dennis Higgs                     100,000                     $0.73                       01/27/05
--------------------------------------------------------------------------------------------------------------------
Dennis Higgs                      25,000                     $0.49                       06/08/05
--------------------------------------------------------------------------------------------------------------------
John McCutcheon                   40,000                     $0.73                       01/27/05
--------------------------------------------------------------------------------------------------------------------
Cecil Spearman                    10,000                     $0.29                       04/08/04
--------------------------------------------------------------------------------------------------------------------
David Houston                     38,000                     $0.28                       12/20/04
--------------------------------------------------------------------------------------------------------------------
David Houston                     30,000                     $0.73                       01/27/05
--------------------------------------------------------------------------------------------------------------------
David Grossman                    75,000                     $1.31                       03/01/05
--------------------------------------------------------------------------------------------------------------------
Don Shaw                          30,000                     $1.31                       03/01/05
--------------------------------------------------------------------------------------------------------------------


ITEM 5 (Item 10, SEC Form 1-A, Model B)
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth certain information regarding the beneficial ownership of the common shares of the Company as of June 30, 2000 by (1) each of the three highest paid persons who are officers and directors of the Company;
(2) all officers and directors as group; and (3) each shareholder who is known by the Company to beneficially own more than 10% of the issued and outstanding common shares of the Company. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares beneficially owned by them subject to community property law where applicable.

As of June 30, 2000, there were 11,143,462 common shares of the Company issued and outstanding. Each common share entitles the holder thereof to one vote in respect of any matters that may properly come before the shareholders of the Company. To the best of the knowledge of the Company, there exist no arrangements that could cause a change in voting control of the Company.

On July 17, 2000, the Company closed a private placement consisting of 1,000,000 special warrants. Each special warrant is exercisable without additional consideration into one common share and one warrant. Each whole warrant entitles the holder to acquire a further common share of the Company at Cdn. $0.55 for a period of two years. Two Directors and Officers of the Company participated in this private placement. The table below showing the security ownership of management considers their positions as if these special warrants were converted to common shares with a warrant, and the warrants were exercised.

There are no other voting securities outstanding. Other than the options and warrants described below and elsewhere in this document, there are no other non-voting securities outstanding.

                                Name and Address of          Shares Beneficially                 Percent of
Title Of Class                  Beneficial Owner                  Owned(1)                          Class
--------------                  -------------------          -------------------                 ----------
Common Stock                    David Houston                      1,393,261 (1)                   12.37%



Common Stock                    Dennis Higgs                       1,946,825 (2)                   15.13%



Common Stock                    Don Shaw                              30,000 (3)                    0.27%


Common Stock                    Officers and Directors as a
                                group (7 individuals)              3,595,086 (4)                      28%

----------------------
     (1) 68,000 of these shares represent currently exercisable stock options (including any exercisable within 60 days of July 20, 2000) and 60,000 of these shares represent exercisable warrants (including any exercisable within 60 days of July 20, 2000).

     (2) 125,000 of these shares represent currently exercisable stock options (including any exercisable within 60 days of July 20, 2000); 430,000 represent currently exercisable warrants (including any exercisable within 60 days of July 20, 2000); 524,500 of these shares are held by Ubex Capital Inc. of which Dennis Higgs owns 33-1/3% of the shares of Ubex Capital Inc. and his two sisters each as to 33-1/3%; 653,000 of these shares represent exercisable warrants held by Ubex Capital Inc.

     (3) 30,000 of these shares represent currently exercisable stock options (including any exercisable within 60 days of July 20, 2000).

     (4) 255,000 of these shares represent currently exercisable stock options (including any exercisable within 60 days of July 20, 2000).


ITEM 6 (Item 11, SEC Form 1-A, Model B)
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as previously disclosed in this Form 10-SB or as set out in the following, no insider and no associate or affiliate of an insider has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

ACQUISITION OF SPORTSLINK DIRECT MARKETING LTD.

Pursuant to an agreement dated September 3, 1999, the Company acquired 100% of the issued shares of Sportslink Direct Marketing Ltd. ("Sportslink") from David Houston, now the President of the Company, Andrew Doyle, the Secretary of Sportslink, and one other person who is not an insider of the Company. Based on an independent valuation which ascribed to Sportslink a fair market value of Cdn $900,000, the Company paid the following consideration for the Sportslink shares:

     a)  cash in the sum of Cdn $56,000;

     b) 2,300,000 fully paid shares of the Company issued at a deemed price of Cdn $0.28 per share;

     c) 500,000 share purchase warrants of the Company issued at a deemed price of Cdn $0.28 per warrant, exercisable without additional consideration to acquire 500,000 shares of the Company; and

     d) the issuance of stock options to the vendors and their qualified nominees for the purchase of 400,000 shares of the Company exercisable for five years at Cdn $0.28 per share.

The securities issued pursuant to clauses b) and c) above are subject to a one-year hold period under applicable securities law.

Of the total consideration, David Houston received Cdn $16,000 in cash, 1,202,858 shares of the Company and a stock option for the purchase of 100,000 shares of the Company exercisable at Cdn $0.28 per share on or before December 20, 2004, and Andrew Doyle received 540,000 shares of the Company. Don Shaw is the Vice-President of Sportslink and, immediately following the closing of the transaction, Michael Edwards was appointed to the Board of the Company. Of the 400,000 stock options forming part of the consideration for Sportslink, Mr. Shaw and Mr. Edwards received options on 50,000 shares and 30,000 shares, respectively, exercisable at Cdn $0.28 per share on or before December 20, 2004. See "Remuneration of Directors and Officers -Incentive Stock Options."

Sportslink is in the business of retailing sporting goods through the Internet, via its web site located at www.airbomb.com and also distributes its own line of private label products under the "Airbomb" brand name.

PRIVATE PLACEMENT

In September 1999, the Company conducted a private placement of 1,500,000 special warrants at Cdn $0.25 per special warrant. Each special warrant is convertible, without further consideration, into one unit, each unit comprising one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase an additional share of the Company at a price of Cdn $0.50 per share if exercised in the first year and at a price of Cdn $0.75 if exercised in the second year. The following insiders and/or affiliated persons purchased special warrants under the private placement:


-------------------------------------------------------------------------------
Name and Address                               Number of Units
                                               (Special Warrants)
-------------------------------------------------------------------------------

Dennis Higgs (1)
4520 West 5th Avenue                           240,000
Vancouver, B.C.
V6R 1S7

-------------------------------------------------------------------------------
Ubex Capital Inc. (2)
Suite 505 - 1155 Robson Street                 208,000
Vancouver, B.C.
V6E 1B5

-------------------------------------------------------------------------------
Darcy Higgs (3)
4554 West 2nd Ave.                             60,000
Vancouver, B.C.
V6R 1K8

-------------------------------------------------------------------------------
Monaco Investment Corporation
Suite 400 - 1100 Burrard Street                388,000
Vancouver, B.C.
V6C 3A6

-------------------------------------------------------------------------------
Nancy Coles (4)
1343 Duncan Drive                              40,000
Delta, B.C.
V4L 1R3
-------------------------------------------------------------------------------

(1) Director of the Company
(2) Company wholly owned by Dennis Higgs and his two sisters, each as to 33-1/3%.
(3) The combined shareholdings of Darcy Higgs and Monaco Investment Corp. at the time of the private placement exceeded 10% of the issued shares of the Company.
Monaco Investment Corp. is wholly owned by Darcy Higgs.
(4) Spouse of a director and officer of the Company.

PRIVATE PLACEMENT

In February 2000, the Company conducted a private placement of 1,200,000 special warrants at Cdn $0.50 per special warrant. Each special warrant is convertible, without further consideration, into one unit, each unit comprising one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase an additional share of the Company at a price of Cdn $0.50 per share if exercised in the first year and at a price of Cdn $0.65 if exercised in the second year. The following insiders and/or affiliated persons purchased special warrants under the private placement:


-------------------------------------------------------------------------------
Name and Address                              Number of Units
                                              (Special Warrants)
-------------------------------------------------------------------------------

Ubex Capital Inc.
Suite 505 - 1155 Robson Street                150,000
Vancouver, B.C.
V6E 1B5
-------------------------------------------------------------------------------


(1) Company wholly owned by Dennis Higgs and his two sisters each as to 33-1/3%.

PRIVATE PLACEMENT

In July 2000, the Company conducted a private placement of 1,000,000 special warrants at a price of Cdn $0.50 per special warrant. Each special warrant is convertible, without further consideration, into one unit, each unit comprising one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase an additional share of the Company at a price of Cdn $0.55 per share for two years. The following insiders and/or affiliated persons purchased special warrants under the private placement:


--------------------------------------------------------------------------------------------
             Name & Address                             Number of Special Warrants
--------------------------------------------------------------------------------------------
           David Houston (1)
           1343 Duncan Drive                               30,000 special warrants
           Delta, BC
           V4L 1R3
--------------------------------------------------------------------------------------------
           Dennis Higgs (2)
           4520 West 5th Avenue                            190,000 special warrants
           Vancouver, B.C.
           V6R 1S7
--------------------------------------------------------------------------------------------
           Ubex Capital Inc. (3)
           505 - 1155 Robson Street                        295,000 special warrants
           Vancouver, B.C.
           V6E 1B5
--------------------------------------------------------------------------------------------


(1) President and Director of the Company.
(2) Director and officer of the Company.
(3) Company wholly-owned by Dennis Higgs and his two sisters each as to 33-1/3%.

LOAN TRANSACTIONS

Pursuant to loan agreements dated June 29, 1999, Ubex Capital Inc. ("Ubex") and Monaco Investment Corp. ("Monaco") each loaned to the Company the sum of Cdn $25,000, such loans bearing interest at the rate of 18% per annum. Pursuant to loan agreements dated September 17, 1999, Ubex and Monaco each loaned the Company a further Cdn $25,000, such loans bearing interest at the rate of 12% per annum. In connection with the September 17, 1999 loans, the Company issued, as a bonus, 20,000 fully paid shares of the Company to each of Ubex and Monaco. All of the loans have now been repaid.

Ubex is wholly owned by Dennis Higgs, a Director and the Secretary of the Company, and his two sisters, each as to 33-1/3%. Monaco is wholly owned by Darcy Higgs, who was an insider of the Company at the time of the loans by virtue of owning greater than 10% of the issued shares of the Company.

OFFICE AND OFFICE SERVICES

The Company subleases office space from Senate Capital Group Inc. ("Senate"), a private company 100% owned by Dennis Higgs, a Director and Corporate Secretary of the Company. Senate charges a monthly fee for office rent, telephone, management, secretarial and miscellaneous office supplies.

There have been no other material related transactions or contracts with a value of over $60,000.


ITEM 7 (Item 12, SEC Form 1-A, Model B)
DESCRIPTION OF CAPITAL STOCK

Set forth below is a summary of the material provisions of the Company's capital stock. This summary does not purport to be complete. For a more detailed description, see the Company's amended and restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to this Form 10-SB and are hereby incorporated by reference, and the applicable provisions of Delaware law.

COMMON STOCK

General

All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Upon liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors. The common stock is not convertible or redeemable and has no preemptive, subscription or conversion rights.

Voting Rights

Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There are no cumulative voting rights.

Dividends

The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. Holders of common stock will share equally on a per share basis in any dividend declared by the Board of Directors. The Company has not paid any dividends on its common stock and does not anticipate paying any cash dividends on such stock in the foreseeable future.

Merger or Consolidation

In the event of a merger or consolidation, the holders of common stock will be entitled to receive the same per share consideration.

Anti-takeover Effects of Provisions of the Company's Certificate of Incorporation and Bylaws

The Company's Certificate of Incorporation and the Bylaws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board, of candidates for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders.

The foregoing summary is qualified in its entirety by the provisions of the Company's Certificate of Incorporation, as amended, and Bylaws.

Certain Effects of Authorized But Unissued Stock

Approximately 88.8 million common shares are authorized but unissued as of June 30, 2000. All of such authorized but unissued shares will be available for future issuance by the Board of Directors without additional shareholder approval. These additional shares may be used for a variety of purposes, including future offerings to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

                                     PART II

ITEM 1
MARKET FOR THE COMPANY'S COMMON STOCK

The Company's common stock is traded on the Canadian Venture Exchange market under the symbol "AIR". Prior to February 22, 2000, the common stock had traded under the symbol "FED". The Company's shares were halted from trading from September 3, 1999, the date the Share Purchase Agreement to acquire Sportslink was signed, until October 28, 1999. The acquisition of Sportslink closed on December 20, 1999. The following comprises the high and low closing prices for the Company's common stock (in Cdn $'s) during each month since the Company's shares started trading after the Share Purchase Agreement was signed:


----------------------------------------------------------------------------------------------------------------------
MONTH ENDING,                        HIGH                 LOW                    CLOSE                 VOLUME
----------------------------------------------------------------------------------------------------------------------
October,31, 1999                    $0.50                $0.25                   $0.38                1,976,483
----------------------------------------------------------------------------------------------------------------------
November 30, 1999                   $0.64                $0.40                   $0.59                1,367,425
----------------------------------------------------------------------------------------------------------------------
December 31, 1999                   $0.67                $0.50                   $0.51                  940,764
----------------------------------------------------------------------------------------------------------------------
January 31, 2000                    $1.55                $0.50                   $1.13                2,160,000
----------------------------------------------------------------------------------------------------------------------
February 29, 2000                   $1.80                $1.06                   $1.64                1,851,456
----------------------------------------------------------------------------------------------------------------------
March 31, 2000                      $2.05                $0.90                   $1.15                1,349,905
----------------------------------------------------------------------------------------------------------------------
April 30, 2000                      $1.20                $0.60                   $0.70                  332,300
----------------------------------------------------------------------------------------------------------------------
May 31, 2000                        $0.85                $0.50                   $0.58                  626,562
----------------------------------------------------------------------------------------------------------------------
June 30, 2000                       $0.69                $0.46                   $0.47                1,852,074
------------------------------ ----------------- ----------------------- ---------------------- ----------------------


As of June 30, 2000 there were approximately 229 registered shareholders of record of the Company's common stock, of which 1 is a clearing house for the brokerage firms. There are 46 registered Canadian stockholders and 169 registered U.S. stockholders.


ITEM 2 -
LEGAL PROCEEDINGS

The Company is not currently a party to any material pending or threatened legal proceedings.


ITEM 3 -
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4 -
RECENT SALES OF UNREGISTERED SECURITIES

Prior to May 9, 2000, the Company was a corporation organized under the laws of British Columbia, Canada. Sales of securities by the Company prior to that date outside the United States were made in accord with applicable laws and regulations in Canada and British Columbia, including the requirements of the Canadian Venture Exchange (formerly known as the Vancouver Stock Exchange).

Incentive Stock Options. To date, employees, all based outside the United States, have exercised incentive stock options issued in accord with Canadian law for a total of 540,000 shares of common stock. Subsequent to May 9, 2000, such options are to be exercised in reliance upon Regulation S under the Securities Act of 1933 (the "Act") (unless an effective registration statement is in effect).

In September 1999, the Company conducted a private placement of 1,500,000 special warrants at Cdn $0.25 per special warrant (involving no known U.S. residents). Each special warrant was convertible, without further consideration, into one unit, each unit comprising one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase an additional share of the Company at a price of Cdn $0.50 per share if exercised in the first year and at a price of Cdn $0.75 if exercised in the second year. These special warrants were exercised April 20, 2000, resulting in the issuance of 1,500,000 common shares of the Company and 1,500,000 stock purchase warrants. Shares to be issued upon the exercise of the outstanding warrants will be issued in reliance upon Regulation S or other available exemption from registration (unless an effective registration statement is in effect).

Sportslink Acquisition. As described in greater detail under "Certain Relationships and Related Transactions" above, the Company acquired Sportslink Direct Marketing Ltd. ("Sportslink"). In consideration for all of the equity in Sportslink, the Company issued 2,300,000 shares of common stock, warrants to acquire an additional 500,000 shares of common stock (exercisable without additional consideration) and options for an additional 400,000 shares of common stock, exercisable for five years at Cdn $0.28 per share. The transaction involved no known U.S. residents. The acquisition agreement was entered into as of September 3, 1999. The transaction closed on December 20, 1999. Shares to be issued upon the exercise of the outstanding warrants and options will be issued in reliance upon Regulation S or other available exemption from registration (unless an effective registration statement is in effect).

In connection with the Sportslink acquisition, the Company also issued 120,000 special warrants as a finder's fee (to a Canadian resident) in November 1999. These special warrants entitle the holder to acquire, upon exercise, 120,000 common shares for no additional consideration. The special warrants were exercised April 20, 2000, resulting in the issuance of 120,000 common shares.

In February 2000, the Company conducted a private placement of 1,200,000 special warrants at Cdn $0.50 per special warrant (involving one known U.S. resident). Each special warrant was convertible, without further consideration, into one unit, each unit comprising one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase an additional share of the Company at a price of Cdn $0.50 per share if exercised in the first year and at a price of Cdn $0.65 if exercised in the second year. These special warrants were exercised April 20, 2000, resulting in the issuance of 1,200,000 common shares of the Company and 1,200,000 stock purchase warrants. One purchaser of the special warrants was a U.S. resident. The sale to that resident was made in reliance upon Regulation D. Shares to be issued upon the exercise of the outstanding warrants will be issued in reliance upon Regulation S and/or Regulation D or other available exemption from registration (unless an effective registration statement is in effect).

In July 2000, the Company conducted a private placement of 1,000,000 special warrants at a price of Cdn $0.50 per special warrant (involving no known U.S. residents). Each special warrant is convertible, without further consideration, into one unit, each unit comprising one common share and one non-transferable share purchase warrant entitling the holder to acquire one further common share of the Company at a price of $0.55 per share for two years. The special warrants, the share purchase warrants and the common stock issuable upon exercise of the warrants are being and will be issued in reliance upon Regulation S or other available exemption from registration (unless an effective registration statement is in effect).


ITEM 5 -
INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-laws provide that directors and officers shall be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with services for or on behalf of the Company. The By-laws also authorize the Company to enter into one or more agreements with any person that provide for indemnification greater or different from that provided in the By-laws. To the extent that indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                    PART F/S

                        CONSOLIDATED FINANCIAL STATEMENTS

Filed as Part F/S of this registration statement on Form 10-SB are the following financial statements:

Consolidated balance sheet of Airbomb.com Inc. (formerly Airbomb.com Marketing Ltd.; formerly Fedora Industries Inc.) as of March 31, 1999 and 2000;

Related consolidated statements of operations and deficit, stockholder' equity (deficit) and cash flows for the fiscal years ended March 31, 1999 and 2000, and for the period June 19, 1997 (inception) through March 31, 1998; and

The Independent Auditors' Report of Morgan and Company, dated June 16, 2000 relating to the foregoing financial statements.


                                    PART III

ITEM 1.
INDEX TO EXHIBITS

Charter and By-Laws

2.1 Certificate of Incorporation filed with the State of Delaware on May 9, 2000.

2.2     By-Laws of the Company

Instruments Defining the Rights of Security Holders

3.1     Form of Special Warrants issued for 1,500,000 shares in September 1999.

3.2     Form of Special Warrants issued for 1,200,000 shares in February 2000.

3.3     Form of Special Warrants issued for 1,000,000 shares in July 2000.

Material Contracts

6.1     Form of Incentive Stock Option Agreement.

6.2 Acquisition Agreement (Share Purchase Agreement) for Sportslink Direct Marketing Ltd. dated September 3, 1999.

6.3 Amendment Agreement to Share Purchase Agreement for Sportslink Direct Marketing Ltd. dated December 9, 1999.

6.4     Employment Agreement with David Houston dated August 1, 1999.


Additional Exhibits

12.1 Notice of Extraordinary General Meeting, Information Circular for an Extraordinary General Meeting and Minutes of Meeting held February 16, 2000.

ITEM 2.

DESCRIPTION OF EXHIBITS

See the descriptions provided above.


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                AIRBOMB.COM INC.


Date: July 24, 2000             By:    /s/ David Houston
                                    -------------------------------------------
                                Title: President

                            AIRBOMB.COM MARKETING LTD.
                        (FORMERLY FEDORA INDUSTRIES INC.)


                        CONSOLIDATED FINANCIAL STATEMENTS


                             MARCH 31, 2000 AND 1999
                            (STATED IN U.S. DOLLARS)

                                AUDITORS' REPORT



To the Shareholders
Airbomb.com Marketing Ltd.

We have audited the consolidated balance sheets of Airbomb.com Marketing Ltd. as at March 31, 2000 and 1999, and the consolidated statements of operations and deficit, stockholders' equity, and cash flows for the years ended March 31, 2000 and 1999, and for the period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2000 and 1999, and the results of its operations and cash flows for the years ended March 31, 2000 and 1999, and for the period ended March 31, 1998, in accordance with U.S. generally accepted accounting principles applied on a consistent basis.


Vancouver, Canada.                                        /s/ Morgan & Company

June 16, 2000                                             Chartered Accountants


              COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS ON
                        CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those described in
Note 1 of the consolidated financial statements. Our report to the shareholders, dated June 16, 2000, is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.


Vancouver, Canada.                                        /s/ Morgan & Company

June 16, 2000                                             Chartered Accountants

                            AIRBOMB.COM MARKETING LTD.
                        (FORMERLY FEDORA INDUSTRIES INC.)

                           CONSOLIDATED BALANCE SHEET
                            (STATED IN U.S. DOLLARS)

--------------------------------------------------------------------------------------------------------------------
                                                                                                MARCH 31
                                                                                           2000             1999
--------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT
     Cash                                                                          $      267,050   $       3,987
     Accounts receivable                                                                   32,154           6,563
     Inventory                                                                            141,106          54,468
     Prepaid expenses and deposits                                                         11,566            -
                                                                                   ---------------------------------
                                                                                          451,876          65,018

CAPITAL ASSETS (Note 4)                                                                    93,745           5,765
                                                                                   ---------------------------------

                                                                                   $      545,621   $      70,783
--------------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT
     Accounts payable and accrued liabilities                                      $      103,247   $      64,837
     Current portion of loans and advances payable                                         70,650          32,551
                                                                                   ---------------------------------
                                                                                          173,897          97,388

LOANS AND ADVANCES PAYABLE (Note 5)                                                        17,149            -
                                                                                   ---------------------------------
                                                                                          191,046          97,388
                                                                                   ---------------------------------

SHAREHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL (Note 6)
     Authorized:
       March 31, 2000
         100,000,000 common shares without par value
       March 31, 1999
         10,000,000 Class A voting common shares without par
             value
         10,000,000 Class B non-voting common shares without
             par value
         10,000,000 Class C non-voting common shares without par value

     Issued and Outstanding:
          8,315,462 common shares at March 31, 2000 and
                100 Class A voting common shares at March 31, 1999                        179,610              70

                                       40


SPECIAL WARRANTS (Note 7)                                                                 700,898            -
DEFICIT                                                                                  (525,933)        (26,675)
                                                                                   ---------------------------------
                                                                                          354,575         (26,605)
                                                                                   ---------------------------------
                                                                                   $      545,621   $      70,783
====================================================================================================================

Approved by the Directors:

/s/ David Houston                                                 /s/ Dennis Higgs
--------------------------------------------------------          --------------------------------------------------


                                  AIRBOMB.COM MARKETING LTD.
                              (FORMERLY FEDORA INDUSTRIES INC.)

                      CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                                  (STATED IN U.S. DOLLARS)


--------------------------------------------------------------------------------------------------------------------
                                                          YEAR             YEAR            PERIOD
                                                          ENDED            ENDED            ENDED
                                                         MARCH 31         MARCH 31         MARCH 31
                                                          2000             1999             1998
--------------------------------------------------------------------------------------------------------------------
                                                                                          (Note 10)

Sales                                             $      414,212    $     346,647   $      80,699
                                                  ---------------------------------------------------

Cost Of Sales
     OPENING INVENTORY                                    54,468           11,794            -
     PURCHASES                                           597,669          332,260          91,014
     LESS:  ENDING INVENTORY                            (141,106)         (54,468)        (11,794)
                                                  ---------------------------------------------------
     COST OF SALES                                       511,031          289,586          79,220
                                                  ---------------------------------------------------
Gross Profit (Loss)                                      (96,819)          57,061           1,479
                                                  ---------------------------------------------------

Expenses
     ADVERTISING AND PROMOTION                            31,462            3,247           2,495
     AMORTIZATION                                         11,604            2,736           1,191
     AUTO AND TRAVEL                                      16,208            2,414           1,286
     BANK CHARGES, INTEREST AND FOREIGN EXCHANGE          30,168              907             588
     CONSULTING                                           20,652           12,900           4,339
     INVESTOR RELATIONS                                   28,716            -                -
     MANAGEMENT FEES                                       5,160            4,500             714
     OFFICE AND SUNDRY                                    25,400            2,846           8,338
     PROFESSIONAL FEES                                    62,860            1,975           3,082
     REGULATORY AND TRANSFER AGENT                         5,335            -                -
     RENT AND UTILITIES                                   18,687            4,643           1,321
     TELEPHONE AND INTERNET                               20,052           11,119           5,819
     WAGES AND CONTRACT LABOR                            126,135           58,755            -
                                                  ---------------------------------------------------
                                                         402,439           56,042          29,173
                                                  ---------------------------------------------------
Net Income (Loss) For The Period                        (499,258)           1,019         (27,694)

Deficit, Beginning Of Period                             (26,675)         (27,694)           -
                                                  ---------------------------------------------------

Deficit, End Of Period                            $     (525,933)   $     (26,675)  $     (27,694)
====================================================================================================================

Loss Per Share                                    $       (0.06)    $       0.01    $       (0.01)
====================================================================================================================

Weighted Average Shares Outstanding                    8,014,212             100             100
====================================================================================================================


                                            AIRBOMB.COM MARKETING LTD.
                                         (FORMERLY FEDORA INDUSTRIES INC.)

                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                  MARCH 31, 2000
                                             (STATED IN U.S. DOLLARS)


                                        COMMON SHARES               SPECIAL WARRANTS
                                 ----------------------------------------------------------
                                    NUMBER         AMOUNT         NUMBER        AMOUNT          DEFICIT          TOTAL
                                 -------------------------------------------------------------------------------------------

Issue of common shares                   100   $          70         -       $       -      $        -       $          70

Loss for the period                    -                -            -               -             (27,694)        (27,694)
                                 -------------------------------------------------------------------------------------------

Balance, March 31, 1998                  100              70         -               -             (27,694)        (27,624)

Net income for the year                -                -            -               -               1,019           1,019
                                 -------------------------------------------------------------------------------------------

Balance, March 31, 1999                  100              70         -               -             (26,675)        (26,605)

Adjustment to number of common
  shares issued and
  outstanding as a result of
  the reverse take-over
  transaction
     Sports Link Direct
       Marketing Ltd.                   (100)           -            -               -               -               -

     Airbomb.com Marketing Ltd.    5,412,962            -            -               -               -               -

Ascribed value of common shares
  and special warrants issued
  in connection with the
  acquisition of
     Sports Link Direct
       Marketing Ltd.              2,300,000          63,479       620,000         35,849            -              99,328

Issue of common shares               602,500         116,061         -               -               -             116,061

Issue of special warrants              -                -        2,700,000        665,049            -             665,049

                                       43



Loss for the year                      -                -            -               -            (499,258)       (499,258)
                                 -------------------------------------------------------------------------------------------

Balance, March 31, 2000            8,315,462   $     179,610     3,320,000   $    700,898   $     (525,933)  $     354,575
                                 ===========================================================================================



                                            AIRBOMB.COM MARKETING LTD.
                                         (FORMERLY FEDORA INDUSTRIES INC.)

                                       CONSOLIDATED STATEMENT OF CASH FLOWS
                                             (STATED IN U.S. DOLLARS)

--------------------------------------------------------------------------------------------------------------------
                                                                         YEAR            YEAR           PERIOD
                                                                        ENDED           ENDED            ENDED
                                                                       MARCH 31        MARCH 31        MARCH 31
                                                                         2000            1999            1998
--------------------------------------------------------------------------------------------------------------------
                                                                                                       (Note 10)
Cash Flows From Operating Activities
     NET INCOME (LOSS) FOR THE PERIOD                             $     (499,258)   $       1,019   $     (27,694)
     ADJUSTMENT FOR:
         AMORTIZATION                                                     11,604            2,736           1,191
                                                                  --------------------------------------------------
                                                                        (487,654)           3,755         (26,503)

     CHANGES IN NON-CASH WORKING CAPITAL
         Increase in accounts receivable                                 (19,462)          (6,563)           -
         INCREASE IN INVENTORY                                           (86,638)         (42,674)        (11,794)
         INCREASE (DECREASE) IN PREPAID EXPENSES AND DEPOSITS             60,817              -               -
         INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED
           LIABILITIES                                                   (25,460)          30,790          34,047
                                                                  --------------------------------------------------
                                                                        (558,397)         (14,692)         (4,250)
                                                                  --------------------------------------------------

Cash Flows From Investing Activities
     PURCHASE OF CAPITAL ASSETS                                          (24,089)          (2,866)         (6,826)
     ACQUISITION OF SUBSIDIARY, NET OF CASH ACQUIRED
         (NOTE A)                                                        (52,076)             -               -
                                                                  --------------------------------------------------
                                                                         (76,165)          (2,866)         (6,826)
                                                                  --------------------------------------------------

Cash Flows From Financing Activities
     Issue of common shares                                              116,131              -                70
     ISSUE OF SPECIAL WARRANTS                                           665,049              -
     LOANS PAYABLE                                                       116,445           21,545          11,006
                                                                  --------------------------------------------------
                                                                         897,625           21,545          11,076
                                                                  --------------------------------------------------

Net Increase In Cash                                                     263,063            3,987             -

Cash, Beginning Of Period                                                  3,987              -               -
                                                                  --------------------------------------------------

Cash, End Of Period                                               $      267,050    $       3,987   $         -
====================================================================================================================

                                            AIRBOMB.COM MARKETING LTD.
                                         (FORMERLY FEDORA INDUSTRIES INC.)

                                   NOTE TO CONSOLIDATED STATEMENT OF CASH FLOWS
                                             (STATED IN U.S. DOLLARS)



A.   ACQUISITION OF SUBSIDIARY

     During the year ended March 31, 2000, the Company acquired 100% of the issued and outstanding shares of Sportslink Direct Marketing Ltd. (see Note
     3). The fair values of assets acquired and liabilities assumed were as follows:

                   Cash                                                   $       47,708
                   Total assets other than cash                                  335,016
                   Total liabilities                                            (183,612)
                                                                          ----------------
                   Total purchase price                                          199,112

                   Less:  Cash of subsidiary                                     (47,708)
                                                                          ----------------
                                                                                 151,404
                   Less:  Portion of purchase price paid by issuing
                     common shares and special warrants                          (99,328)
                                                                          ----------------

                   Cash paid net of cash acquired                         $       52,076
                                                                          ================

                           AIRBOMB.COM MARKETING LTD.
                        (FORMERLY FEDORA INDUSTRIES INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 2000 AND 1999
                            (STATED IN U.S. DOLLARS)

1.   NATURE OF OPERATIONS

Airbomb.com Marketing Ltd., through its subsidiary, Sportslink Direct Marketing Ltd., is in the business of retailing sporting goods, specifically bicycles, through the Internet. Sportslink Direct Marketing Ltd. markets products acquired from a variety of suppliers, and also distributes its own "Airbomb" line of products, which are acquired from established manufacturers and labelled with the Company's "Airbomb label".

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. During the year ended March 31, 2000, the Company incurred a loss of $499,258. The Company's ability to continue its operations on a going concern basis is dependent upon obtaining additional financing and the support of creditors. There is no assurance that the Company will be successful in achieving any, or all, of these objectives over the coming year. These financial statements do not give effect to any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)  Consolidation

These financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Sportslink Direct Marketing Ltd.

     b)  Inventory

Inventory is stated at the lower of cost or net realizable value.

     c)  Revenue Recognition

Revenue from sale of products is recognized at the time of shipment.

     d)  Amortization of Capital Assets

Computers and office furniture and equipment are stated at cost, amortization is provided at the following rates:

          Computer equipment                30% on the declining balance method
          Computer software                100% on the declining balance method
          Furniture and equipment           20% on the declining balance method

Goodwill related to the acquisition of Sportslink Direct Marketing Ltd. is recorded at cost and will be amortized in a straight line basis over three years.

     e)  Foreign Currency Translation

The Company's functional currency is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rates in effect on the transaction dates. Monetary assets and liabilities resulting from such transactions are adjusted to reflect the exchange rates in effect at the balance sheet date and the resulting gain or loss is recognized in the statement of earnings.

     f)  Non-Monetary Transactions

Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

     g)  Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion, or all, of a deferred tax asset will not be realized, a valuation allowance is recognized.

     h)  Financial Instruments

The Company's financial instruments consist of cash and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     i)  Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be significant.

     j)  Stock Based Compensation

The Company measures compensation cost for stock based compensation using the intrinsic value method of accounting as prescribed by A.P.B. Opinion No. 25 - "Accounting for Stock Issued to Employees". The Company has adopted those provisions of Statement of Financial Accounting Standards No. 123 - "Accounting for Stock Based Compensation", which requires disclosure of the pro-forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

     k)  Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue, and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.


3.   ACQUISITION OF SUBSIDIARY

Effective December 20, 1999, Airbomb.com Marketing Ltd. (Airbomb) acquired all of the issued and outstanding shares of Sportslink Direct Marketing Ltd. (Sportslink) for a cash payment of $36,523, and the issuance of 2,300,000 common shares and 620,000 special warrants exercisable without additional consideration. The transaction, which is referred to as a "reverse take-over", has been treated for accounting purposes as an acquisition by Sportslink of the net assets and liabilities of Airbomb.

Control of the net assets and liabilities of Airbomb was acquired for total consideration of $199,112, representing the fair value of the net assets of Airbomb. Sportslink is deemed to be the purchaser for accounting purposes and accordingly its net assets and liabilities are included in the balance sheet at their previously recorded amounts.

     The acquisition is summarized as follows:

        Current assets (including cash of $47,708)                                                  $     307,229

        Current liabilities                                                         $      85,784
        Share subscriptions received                                                       97,828         183,612
                                                                                    --------------------------------
                                                                                                          123,617

        Excess of cost of shares over assigned values of net assets
          and liabilities acquired                                                                         75,495
                                                                                                    ----------------

                                                                                                    $     199,112
                                                                                                    ================


        Consideration given at fair value

        Cash and acquisition costs                                                                  $      99,784
        Issue of common shares and special warrants                                                        99,328
                                                                                                    ----------------

                                                                                                    $     199,112
                                                                                                    ================

4.   CAPITAL ASSETS

     Capital assets and related accumulated amortization consist of the following:


                                                                     2000                                 1999
                                              ---------------------------------------------------     --------------
                                                                   ACCUMULATED        NET BOOK            Net Book
                                                    COST          AMORTIZATION          VALUE              Value
                                              ----------------------------------------------------    --------------

    Computer equipment                        $       24,865   $      5,733       $     19,132        $      4,061
    Computer software                                  2,475          2,219                256                 274
    Furniture and equipment                            6,355          1,202              5,153               1,430
                                              ----------------------------------------------------    --------------
                                                      33,695          9,154             24,541               5,765

    Goodwill                                          75,495          6,291             69,204                 -
                                              ----------------------------------------------------    --------------

                                              $      109,190   $     15,445       $     93,745        $      5,765
                                              ====================================================    ==============

5.   LOANS AND ADVANCES PAYABLE

                                                                        2000           1999
                                                                    -----------------------------
    Loans payable due May 8, 2001, with interest at 12% per
      annum commencing November 8, 1999                             $     17,149   $        -

    Loans and advances payable to a director, with no specified
      terms of repayment                                                  70,650          32,551
                                                                    -----------------------------
                                                                          87,799          32,551
    Less:  Current portion                                                70,650          32,551
                                                                    -----------------------------

                                                                    $     17,149   $        -
                                                                    =============================

6.   SHARE CAPITAL

     As at March 31, 2000, there were outstanding incentive stock options for the purchase of:

         170,000 common shares at $0.73 CDN to January 27, 2005 105,000 common shares at $0.81 CDN to January 28, 2005 167,000 common shares at $0.45 CDN to November 11, 2004 166,000 common shares at $0.28 CDN to December 20, 2004 125,000 common shares at $1.31 CDN to March 1, 2005
         100,000 common shares at $0.59 CDN to January 25, 2005
          25,000 common shares at $1.43 CDN to February 18, 2005 10,000 common shares at $0.29 CDN per share to April 8, 2004

     The Company's pro forma information pursuant to SFAS 123 is as follows:

                                                           2000           1999           1998
                                                     -----------------------------------------------

    Pro forma net income (loss)                      $      (934,342)  $    1,019   $     (27,694)

    Pro forma net income (loss) per common share     $         (0.12)  $     0.01   $       (0.01)


     Transactions involving stock options are summarized as follows:

                                                                                                      WEIGHTED
                                                                                                      AVERAGE
                                                                                                      EXERCISE
                                                                                      STOCK            PRICE
                                                                                     OPTIONS         OF OPTIONS
                                                                                   OUTSTANDING       OUTSTANDING
                                                                                  ----------------------------------

    Adjustment to stock options outstanding as a result of the reverse
      take-over transaction                                                            483,000    $   0.34 CDN
         Granted                                                                       925,000        0.63 CDN
         Exercised                                                                    (540,000)       0.28 CDN
                                                                                  ----------------------------------

    Balance, March 31, 2000                                                            868,000    $   0.62 CDN
                                                                                  ==================================

     Information concerning currently outstanding and exercisable stock options:

                                                           WEIGHTED
                                                            AVERAGE        WEIGHTED                       WEIGHTED
                        RANGE OF                           REMAINING        AVERAGE                       AVERAGE
                        EXERCISE             NUMBER       CONTRACTUAL      EXERCISE        NUMBER         EXERCISE
                         PRICES           OUTSTANDING         LIFE           PRICE       EXERCISABLE       PRICE
                  ---------------------------------------------------------------------------------------------------
  March
   31,               $0.28 - $1.43          868,000        4.77 years      $0.62           868,000       $0.62
   2000              CDN                                                    CDN                           CDN


7.   SPECIAL WARRANTS

     a) As a result of private placements, the Company has, at March 31, 2000, the following special warrants outstanding:

         i) 1,500,000 special warrants issued at a price of $0.25 CDN per special warrant. Each special warrant is exercisable without additional consideration into one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.50 CDN per share to January 5, 2001, or at $0.75 CDN per share to January 5, 2002.

         ii) 1,200,000 special warrants issued at a price of $0.50 CDN per special warrant. Each special warrant is exercisable without additional consideration into one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.50 CDN per share to February 21, 2001, or at $0.75 CDN per share to February 21, 2002.

        b) 620,000 special warrants issued in connection with the Sportslink Direct Marketing Ltd. acquisition (Note 3).


8.       FINANCIAL INSTRUMENTS

The carrying amounts for cash, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and loans payable approximate their respective fair values due to their short term maturity or capacity of prompt liquidation.


9.     UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.


10.    COMPARATIVE FIGURES

Sportslink Direct Marketing Ltd. was incorporated and commenced operations on June 19, 1997. The comparative figures for March 31, 1998 are for the period from commencement of operations, June 19, 1997 to March 31, 1998.


11.  SUBSEQUENT EVENTS

Subsequent to March 31, 2000:

       a) The Company issued 2,820,000 common shares on the exercise of the special warrants described in Note 6.

       b) The Company issued 8,000 common shares for cash proceeds of $1,514 ($2,240 CDN) on the exercise of incentive stock options.

       c) The Company granted incentive stock options for the purchase up to 40,000 common shares at $0.49 CDN per share to June 8, 2002 as to 15,000 common shares and June 8, 2005 as to 25,000 common shares.

       d) The Company has arranged, subject to regulatory approval, the private placement of 1,000,000 special warrants at a price of $0.50 CDN per special warrant. Each special warrant is exercisable without additional consideration into one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.55 CDN per share for a two year period.

       e) The Company's name was changed to Airbomb.com Inc., the authorized share capital was changed to 100,000,000 shares with a par value of $0.001 U.S., and the Company became domesticated as a Delaware Corporation.